UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 11)

Coty Inc.
(Name of Subject Company (Issuer))

Cottage Holdco B.V.

(Name of Filing Persons (Offeror))

JAB Cosmetics B.V.

JAB Holdings B.V.

Agnaten SE

Lucresca SE

(Names of Filing Persons (Other Persons))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

222070203

(CUSIP Number of Class of Securities)

Joachim Creus

Cottage Holdco B.V.

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

+31 20 406 10 01

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Paul T. Schnell, Esq.

Sean C. Doyle, Esq.

Maxim O. Mayer-Cesiano, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,747,500,000	$211,797.00

(1)	Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying (x) 150,000,000 shares of Coty Inc. Class A Common Stock by (y) the tender offer price of $11.65 per share.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $211,797.00	Filing Party: Cottage Holdco B.V.
Form or Registration No.: Schedule TO	Date Filed: February 13, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 11 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 13, 2019 (together with any subsequent amendments or supplements thereto, the “Schedule TO”) relating to the offer by Cottage Holdco B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Purchaser”) and a wholly-owned subsidiary of JAB Cosmetics B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Parent”), to purchase up to 150,000,000 of the outstanding shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock” or the “Shares”), of Coty Inc., a Delaware corporation (the “Company”), at a price of $11.65 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 13, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(i), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(ii), which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

THE OFFER—Section 12. Related Party Transactions; Certain Transactions Between Parent and Its Affiliates and the Company; Plans for the Company

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 12. Related Party Transactions; Certain Transactions Between Parent and Its Affiliates and the Company; Plans for the Company” is hereby amended and supplemented by adding the following sentences as a new paragraph immediately after the last paragraph under the heading “Stockholders Agreement”:

As a result of the consummation of the Offer, the Stockholders Agreement became effective automatically and immediately.

THE OFFER—Section 13. Source and Amount of Funds

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 13. Source and Amount of Funds” is hereby amended and supplemented by adding the following sentences as a new paragraph after the last paragraph:

On April 30, 2019, Purchaser entered into a Loan and Security Agreement (the “Credit Agreement”), by and among Purchaser, as borrower, HSBC Bank plc, as the Administrative Agent, and HSBC Corporate Trustee Company (UK) Limited, as the Collateral Agent, and the lenders party thereto. The material terms of the Credit Agreement are substantially the same as contemplated by the Amended and Restated Debt Commitment Letter.

The foregoing summary of the Credit Agreement is qualified by reference to the Credit Agreement itself, which is filed as Exhibit (b)(3) hereto and is incorporated herein by reference.

THE OFFER—Section 19. Expiration of the Offer

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 19. Expiration of the Offer” is hereby amended and supplemented by adding the following sentences as a new paragraph after the last paragraph:

Based on the final tabulation by the Depositary, 336,614,903 Shares were validly tendered pursuant to the Offer and not properly withdrawn, resulting in a proration factor of approximately 44.56%. Purchaser has accepted for purchase 150,000,000 Shares pursuant to the Offer, representing approximately 20% of the outstanding Shares, at a price of $11.65 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, for a total purchase price of $1,747,500,000. Payment for Shares accepted for purchase by Purchaser will be made promptly in accordance with the terms of the Offer. All Shares tendered in the Offer but not accepted for purchase will be returned to the tendering stockholders. Following the purchase of the Shares pursuant to the Offer, Purchaser will own approximately 60% of the outstanding Shares.

The full text of the press release issued by Parent announcing the final results of the Offer is attached hereto as Exhibit (a)(5)(viii) and is incorporated by reference herein.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(viii)	Press Release issued by Parent on May 1, 2019

(b)(3)	Loan and Security Agreement, dated as of April 30, 2019, by and among HSBC Bank plc, as administrative agent, HSBC Corporate Trustee Company (UK) Limited, as collateral agent, the lenders party thereto and Cottage Holdco B.V.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2019

COTTAGE HOLDCO B.V.
JAB Cosmetics B.V.
JAB Holdings B.V.

By:	/s/ Joachim Creus
Joachim Creus
Authorized Representative

By:	/s/ Markus Hopmann
Markus Hopmann
Authorized Representative

Lucresca SE
Agnaten SE

By:	/s/ Joachim Creus
Joachim Creus
Authorized Representative

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated February 13, 2019*

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Summary Newspaper Advertisement as published in The New York Times on February 13, 2019*

(a)(5)(i)	Letter to the Board of the Company, dated February 12, 2019*

(a)(5)(ii)	Press Release issued by Parent on February 12, 2019*

(a)(5)(iii)	Press Release issued by Parent on April 1, 2019*

(a)(5)(iv)	Press Release issued by Parent on April 16, 2019*

(a)(5)(v)	Press Release issued by Parent on April 19, 2019*

(a)(5)(vi)	Press Release issued by Parent on April 25, 2019*

(a)(5)(vii)	Press Release issued by Parent on April 29, 2019*

(a)(5)(viii)	Press Release issued by Parent on May 1, 2019

(b)(1)	Commitment Letter, dated as of February 11, 2019, by and among BNP Paribas, HSBC Bank plc, UniCredit Bank AG and Cottage Holdco B.V.*

(b)(2)	Amended and Restated Commitment Letter, dated as of March 11, 2019, by and among BNP Paribas, HSBC Bank plc, UniCredit Bank AG, Banco Santander S.A. Paris Branch, ING Bank, a branch of ING-DiBa AG, Skandinaviska Enskilda Banken AB (publ) Frankfurt Branch, Credit Agricole Commercial and Investment Bank and Cottage Holdco B.V.*

(b)(3)	Loan and Security Agreement, dated as of April 30, 2019, by and among HSBC Bank plc, as administrative agent, HSBC Corporate Trustee Company (UK) Limited, as collateral agent, the lenders party thereto and Cottage Holdco B.V.

(d)(1)	Stockholders Agreement, dated as of March 17, 2019, by and among JAB Holdings B.V., JAB Cosmetics B.V., Cottage Holdco B.V. and Coty Inc. (incorporated by reference to Exhibit (e)(17) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Coty Inc. on March 18, 2019)*

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.